NYIAX, Inc.

180 Maiden Lane, 11th Floor

New York, NY 10005

VIA EDGAR

December 21, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	NYIAX, INC.

Amendment No. 1 to Registration Statement on Form S-1

Submitted October 20, 2022

CIK No. 0001679379

Ladies and Gentlemen:

NYIAX, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s submission of its Amendment No. 1 to Registration Statement on Form S-1 on October 20, 2022 as set forth in the Staff’s letter dated November 17, 2022 (the “Comment Letter”). Concurrently with filing of this letter, the Company is filing an Amendment No. 2 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

Amendment No.1 to Registration Statement on Form S-1

Risk Factors, page 8

1.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: We respectfully advise the Staff that we added the risk factor beginning on page 20 of the Amended Registration Statement, “We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our common stock.”.

Liquidity and Capital Resources, page 29

2.	In light of your commercial relationship with Nasdaq and the fact you intend to list your shares on the Nasdaq Capital Market, please consider including a risk factor discussing risks resulting from any conflicts of interest or the appearance of conflicts of interest.

Response: We respectfully advise the Staff that we added the risk factor on page 17 of the Amended Registration Statement, “Our technological relationship with NASDAQ is not an endorsement by NASDAQ of our company, this Offering, the value of the securities being offered, the success or failure of this Offering or the approval by NASDAQ of a listing of our Common Stock.”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

3.	In regard to your result of operations for the years ended December 31, 2021 and 2020, and elsewhere as appropriate, please label each column of the corrected financial statements as “restated.”

Response: We respectfully advise the Staff that we have revised the relevant financial statements in the Amended Registration Statement by labeling each column of the corrected financial statements as “restated”.

Going Concern, Liquidity and Capital Resources, page 32

4.	We note your response to prior comment 2. We also note your disclosure that management believes that the existing cash as of June 30, 2022 will not be sufficient to fund operations for at least the next 12 months. Please disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(b)(1) and Section IV of SEC Release No. 33-8350 for additional guidance.

Response: We respectfully advise the Staff that we have disclosed the minimum number of months that we will be able to conduct our planned operations using currently available capital resources on page 35 of the Amended Registration Statement.

Restatements, page 35

5.	We note that your financial statements were restated. Please tell us whether a material weakness was identified, and if so, include a risk factor describing any material weaknesses, the resulting restatement, and any associated remediation procedures and the related time frame.

Response: We respectfully advise the Staff that management identified material weaknesses in our internal controls over financial reporting in connection with the financial statements for the fiscal years ended December 31, 2021 and 2020. Additionally, we added the risk factor on page 14 of the Amended Registration Statement, “We have identified material weaknesses in our internal control over financial reporting in connection with the preparation of our financial statements for the periods ended September 30, 2021 and 2022, and the fiscal years ended December 31, 2021 and 2020, and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate our material weakness or if we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations, or prevent fraud. Failure to comply with requirements to design, implement and maintain effective internal controls or any inability to report and file our financial results accurately and timely could harm our business and adversely impact the trading price of our securities.

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General

6.	Please tell us whether you are required to have a qualified independent underwriter in light of the potential conflicts of interest of your underwriter, West Park Capital, pursuant to FINRA Rule 5121. If so, please revise to add appropriate risk factor disclosure.

Response: We respectfully advise the Staff that we are not required to have a qualified independent underwriter.  The relationship between the issuer and WestPark Capital does not present a conflict of interest as defined in FINRA Rule 5121. Rule 5121(f)(5) sets forth the circumstances that constitute a conflict of interest, and none of those elements are present in this deal. Notably:

A.	the securities will not be issued by the member;

B.	the issuer does not control, is not controlled by and is not under common control with the member or the member’s associated persons;

C.	at least five percent of the net offering proceeds, not including underwriting compensation, will not be: (i) used to reduce or retire the balance of a loan or credit facility extended by the member, its affiliates and its associated persons, in the aggregate; or (ii) otherwise directed to the member, its affiliates and associated persons, in the aggregate; or

D.	as a result of the public offering and any transactions contemplated at the time of the public offering:

i.	the member will not be an affiliate of the issuer;

ii.	the member will not become publicly owned; or

iii.	the issuer will not become a member or form a broker-dealer subsidiary.

Mr. Robert E. Ainbinder stepped down as our CEO months before he rejoined WestPark Capital–those roles did not overlap. Mr. Ainbinder’s ownership and role in both the issuer and WestPark Capital do not place him in position of control.

Further, Boustead as the lead underwriter is primarily responsible for managing the public offering and does not have a conflict of interest and is not an affiliate of any member that does have a conflict of interest.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel, Mitchell L. Lampert, Esq., Robinson & Cole LLP, at mlampert@rc.com or by telephone at 203-462-7559, or Anna Wang, Esq. at awang@rc.com or 212-451-2942.

Sincerely,

/s/ Christopher Hogan
Christopher Hogan, Interim Chief Executive Officer

cc:	Mitchell L. Lampert, Esq. Robinson & Cole LLP

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